FORM 4

                                                     OMB APPROVAL
[   ]  Check this box if no longer          ---------------------------
       subject to Section 16. Form 4        OMB NUMBER:   3235-0287
       or Form 5 obligations may            EXPIRES:   DECEMBER 31, 2001
       continue. See Instruction 1(b).      ESTIMATED AVERAGE BURDEN
                                            HOURS PER RESPONSE......0.5


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Fletcher, Dugald A
One Rockefeller Plaza, Suite 1430
New York,  NY   10020
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2. Issuer Name and Ticker or Trading Symbol

Harris & Harris Group, Inc. (HHGP)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year

October 2001
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5. If Amendment, Date of Original (Month/Year)

NA
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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

[ X ] Director                       [   ] 10% Owner
[   ] Officer (give title below)     [   ] Other (specify below)

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7.Individual or Joint/Group Filing (Check Applicable Line)

[ X ] Form filed by One Reporting Person

[   ] Form filed by More than One Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title   2. Trans- 3. Trans- 4. Securities       5.Amount of  6.Owner-
    of        action    action    Acquired (A) or    Securities   ship Form:
Security)     Date      Code      Disposed of (D)    Benefically  Direct (D)
(Instr. 3)   (Month/ (Instr.8) (Instr. 3,4,& 5)      Owned at     or Indirect
           Day/Year) -----------------------------   End of Month (I)
                     Code   V  Amount (A) or Price  (Instr. 3 & 4)(Instr. 4)
                                      (D)
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Common
Stock      10/15/01   P        1,427  (A)  $1.853        7,335	    (D)






7. Nature of Indirect
   Beneficial Ownership
   (Instr. 4)
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Reminder: Report on a separate line for each class of securiies beneficially owned directly or indirectly.
*If this form is filed by more than one reporting person, see Instruction
4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
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1. Title of 2. Conver-  3. Trans-  4. Trans-  5. Number  6. Date     7. Title
Derivative  sion or     action     action     of Deriv-  Exercisable andAmount
Security    Exercise    Date       Code       ative Se-  and Expir-  of Under-
(Instr.3)   Price of    (Month/    (Instr. 8) curities   ation Date  lying Se-
            Derivative  Day/Year)             Acquired   (Month/Day/ curities
            Security                          (A) or     Year)       (Instr.
                                              Disposed               3 & 4)
                                              of (D)     ---------------------
                                              (Instr.    Date  Expir-  Title &
                                              3, 4 & 5)  Exer- ation   Amt. of
                                    ------------------   cis-  Date    Shares
                                    Code  V   (A) (D)    able
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NOT APPLICABLE
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8. Price of  9. Number of  10. Ownership Form   11. Nature of Indirect
Derivative   Derivative    of Derivative        Beneficial Ownership
Security     Securities    Security: Direct     (Instr. 4)
(Instr. 5)   Beneficially  (D) or Indirect
             Owned at End  (I) (Instr. 4)
             of Month
             (Instr. 4)
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NOT APPLICABLE
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Explanation of Responses:



/s/Dugald A. Fletcher                  October 18, 2001
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**Signature of Reporting Person        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.